May 25, 2010

VIA EDGAR CORRESPONDENCE AND BY HAND

H. Christopher Owings

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Higher One Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2010
(File No. 333-165673)

Dear Mr. Owings:

On behalf of Higher One Holdings, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 19, 2010, with respect to the above referenced Amendment to the Company’s Registration Statement on Form S-1 filed on May 5, 2010.

The Company filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter, via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

H. Christopher Owings

Securities and Exchange Commission, p. 2

Prospectus Summary, page 1

1.	We note your revisions in response to comment 15 from our letter dated April 22, 2010. Please revise your statement that “[w]e provide the most comprehensive suite of disbursement and payment solutions...,” on page 1 to disclose the basis for your assertion. If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Response

The disclosure has been revised on page 1 in accordance with the Staff’s comment.

Risk Factors, page 11

The concentration of our capital stock ownership with insiders..., page 27

2.	If you will be considered a “controlled” company under Nasdaq’s rules, please disclose what that means with respect to your corporate governance requirements.

Response

The Company respectfully advises the Staff that it does not expect to be considered a “controlled” company under the rules of the relevant stock exchange.

Use of Proceeds, page 32

3.	We note that the initial public offering is for a proposed maximum aggregate purchase price of $100 million and that selling shareholders are also offering shares. However, it appears that you only discuss a small portion of the planned use of proceeds (approximately $10.5 million currently outstanding under your credit facilities and $10 million in outstanding post-closing costs related to your acquisition of CASHNet). We note your statement that you plan to use the “remaining net proceeds” to pursue strategic objectives and for general corporate purposes. If this amount is a significant portion of the net proceeds, please clarify whether you have any current specific plans for the remaining proceeds. If you have no current specific plans for a significant portion of the net proceeds, please provide the disclosure required by Item 504 of Regulation S-K.

Response

The disclosure has been revised on page 32 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results…, page 43

Account Revenue, page 45

4.	We note your revisions in response to the second bullet point in comment 16 from our letter dated April 22, 2010. Please revise the filing to better explain what you mean by

H. Christopher Owings

Securities and Exchange Commission, p. 3

operational losses in this context and why the amendment to Regulation E will reduce your operational losses.

Response

The disclosure has been revised on page 45 in accordance with the Staff’s comment to explain how Regulation E will reduce the Company’s operational losses and how operational losses are determined in this context.

Results of Operations, page 49

5.	We note your revisions and response to comment 21 from our letter dated April 22, 2010. Please include your response regarding the stability of the account revenue fees in this section of the filing.

Response

The disclosure has been revised on pages 45 and 50 in accordance with the Staff’s comment.

Critical Accounting Policies, page 62

Goodwill and Intangible Assets, page 62

6.	We have reviewed your response to comment 24 from our letter dated April 22, 2010, noting that you are currently evaluating the economic characteristics of CASHNet to determine if the aggregation criteria of FASB ASC 280-10-50-11 have been met for segment reporting and goodwill impairment testing purposes. Please address the following items:

•

Tell us if you aggregated any operating segments into your single reportable segment immediately prior to the CASHNet acquisition. If so, please tell us how your operating segments were structured and disclose if operating segments were aggregated. See FASB ASC 280-10-50-21. If you only had one operating segment, please explain how you reached that determination. Please tell us the impact, if any, to your operating segment structure subsequent to the acquisition.

•

Explain why it appears you still have not determined if the recently acquired company should be aggregated with your existing operating segment(s). Please tell us when you expect to arrive at a conclusion and explain the specific steps that have been and need to be taken in order to arrive at a final decision. We acknowledge your page 63 disclosures that you will be evaluating the acquiree’s historical results and future prospects, including budgets and expected management actions, but, considering we expect such information to be readily available, we are unclear why your evaluation remains unresolved, We further note that FASB ASC paragraphs 280-20-35-39 and 280-20-35-41 require the assets and liabilities acquired in a business combination, including all goodwill, be assigned to one or more reporting units as of the acquisition date.

H. Christopher Owings

Securities and Exchange Commission, p. 4

Response

Prior to the acquisition of CASHNet, the Company’s single reportable segment consisted of only one operating segment. In forming this conclusion, the Company considered the guidance of FASB ASC 280, “Segment Reporting,” specifically ASC 280-10-50-1:

An operating segment is a component of an enterprise:	Company evaluation.

That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

The Company’s business, prior to its acquisition of CASHNet, was providing a suite of disbursement services specifically designed for the higher education industry. As previously disclosed in its significant accounting policies, the Company provides products and services to two distinct, but related target markets, i.e., higher education institutions and their campus communities. The Company is not organized by the markets it serves and is managed and operated as one business. A single management team that reports to the Chief Executive Officer (the Company’s chief operating decision maker) comprehensively manages the entire business. The officers who report directly to the CEO include, but are not limited to:

•   Chief Financial Officer

•   Chief Operations Officer

•   Chief Service Officer

•   Chief Sales Officer

•   SVP Product Management

•   VP Corporate Communication

•   VP Consumer Marketing

Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and	The Company’s operating results and profitability are reviewed by the CEO as a single operating segment. Except for revenue, which is segregated by source, the remainder of the Company’s results are reviewed as a single set of results. The Company does not allocate costs of operations to its product lines and, as a result, does not measure profitability or assess performance by target market or product line.

H. Christopher Owings

Securities and Exchange Commission, p. 5

For which discrete financial information is available.	As discussed above, other than revenues, which do not constitute a measure of profitability, the Company does not accumulate discrete financial information with respect to separate target markets or product lines.

All of the Company’s material and identifiable assets are located in the United States. As a result of the above analysis, the Company concluded, that prior to the acquisition of CASHNet, the Company had only one operating segment.

The Company further advises the Staff that it has completed its assessment of whether the CASHNet business should be aggregated into the Company’s existing operating segment. The Company has concluded that CASHNet does not constitute a separate operating segment under the guidance of ASC 280. The Company’s strategy is to fully integrate the CASHNet payment services business into its existing business and to combine the various functions of the former CASHNet business into Higher One. For example:

•

The Company has begun the process of combining the client support function of CASHNet into the client support function that existed prior to the acquisition. While the employees will reside in multiple locations, all client support personnel will be able to assist clients of both the acquired CASHNet business as well as the Higher One legacy business. All client support personnel report to the Director of Client Support.

•

The Company has begun the process of combining its sales teams. All sales employees report to the Chief Sales Officer. The sales employees of the former CASHNet business are eligible for sales commissions when they help sell legacy Higher One products and services, and sales employees of the Higher One legacy business are eligible for sales commissions when they help sell CASHNet products and services.

•

The general and administrative functions of CASHNet have been combined with those of Higher One. For example, Higher One’s management has assumed responsibility for the human resources, finance and legal functions of the former CASHNet business.

The Company’s business strategy is to offer and sell a comprehensive suite of disbursement and payment products. There does not exist, and the Company does not intend to establish, a separate management team for the acquired CASHNet business. Further, while discrete financial information for CASHNet existed immediately following the acquisition, the Company has begun to integrate the acquired business and to combine functions. Therefore, discrete information about CASHNet’s specific costs will be eliminated, and assessing the performance of the acquired business on a standalone basis will not be possible going forward. The chief operating decision maker will not have the ability to review discrete financial information for CASHNet, other than product line revenue, consistent with the Company’s historical approach. Rather, financial results will be reviewed on a combined basis.

The Company has also concluded that its operating segment is a single reporting unit. For reasons similar to those described above, the Company’s single operating segment does not have any components that constitute a separate business for which discrete information will be

H. Christopher Owings

Securities and Exchange Commission, p. 6

available. Further, as noted above, the Company plans to operate the combined enterprise as one integrated business, under which each legacy business will lose its individual, historical characteristics. As discussed, the Company’s client support teams, sales force and administrative functions are in the process of being fully integrated such that the legacy businesses will significantly benefit from shared assets and resources. The Company expects this integration to be substantially complete by the end of 2010. Accordingly, the goodwill arising from the acquisition will be assigned to the Company’s single operating segment and single reporting unit.

The disclosure has been revised on page F-18 to state the Company’s determination that goodwill will be assigned to the Company’s single operating segment and single reporting unit.

Business, page 69

Intellectual Property, page 83

7.	Please disclose the duration and effect of all patents, trademarks and licenses held. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Response

The Company has reviewed Item 101(c)(1)(iv) of Regulation S-K and respectfully advises the Staff that it does not believe that the duration and effect of all of its patents, trademarks and licenses are material to an understanding of the Company’s business taken as a whole. Accordingly, the Company has not disclosed this information.

Government Regulation, page 83

Higher Education Regulations, page 84

8.	We note your response to comment 33 from our letter dated April 22, 2010. Please revise your filing to include the material aspects of your response to comment 33.

Response

The disclosure on page 84 has been revised in accordance with the Staff’s comment.

Executive Compensation, page 94

Compensation Disclosure and Analysis, page 94

Base Salary, page 96

9.	We note your revisions to your filing and response to comment 42 from our letter dated April 22, 2010. Please clarify what you mean by “legacy gap” in this instance. Please revise your filing to make clear, if true, that the increases in Mr. Volchek and Mr. Lasater’s salary were made to more accurately reflect their responsibility for making managerial and business decisions.

Response

The disclosure has been revised on page 96 in accordance with the Staff’s comment.

H. Christopher Owings

Securities and Exchange Commission, p. 7

Potential Payments Upon Termination or Change in Control, page 104

10.	Please disclose whether the initial public offering will trigger any accelerated vesting, as defined under “Change in Control.”

Response

The disclosure has been revised on page 104 in accordance with the Staff’s comment.

Short Term Incentive Plan, page 105

11.	We note your disclosure of the different performance measures that may be considered under your Short Term Incentive Plan. Please disclose how your short term incentive plan operates. In this regard, please describe how the actual award amount will be calculated under the plan. If the Compensation Committee simply considers the results from these measures and then makes a subjective determination as to the amount to pay, please explicitly state that fact.

Response

The disclosure has been revised on page 106 in accordance with the Staff’s comment.

2010 Equity Incentive Plan, page 108

12.	We note that you have a clawback provision with respect to your 2010 Short Term Incentive plan. We also note that your 2010 Equity Incentive Plan that was recently adopted also includes the ability to grant equity awards based on individual performance, company performance or business unit performance. Please discuss your policies regarding the adjustment or recovery of awards or payments should the company’s or business unit’s performance measures upon which the awards are based are restated or otherwise adjusted in a manner that would reduce the size of an award.

Response

The Company respectfully advises the Staff that it has not yet determined any policies with regard to adjustments of performance-based units under the 2010 Equity Incentive Plan.

Principal and Selling Stockholders, page 115

13.	Please update the information in the table as of the most recent practicable date.

Response

The disclosure has been revised on pages 115-117 in accordance with the Staff’s comment.

H. Christopher Owings

Securities and Exchange Commission, p. 8

Underwriting, page 130

14.	We note your response to comment 56 from our letter dated April 22, 2010. Please revise your filing to incorporate your response.

Response

The disclosure has been revised on page 133 in accordance with the Staff’s comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 2—Significant Accounting Policies, page F-6

Cost of Revenues, page F-10

15.	We have reviewed your response to comment 61 from our letter dated April 22, 2010 and remain unclear how you determined that the types of labor costs identified in your response should be capitalized. Please explain to us in greater detail how you reached the conclusion that capitalization was appropriate and, in doing so, explain how you weighed the merits of each accounting alternative and discuss the results of that analysis. In particular, while not essential characteristics of assets, we note that the capitalized costs are not tangible, exchangeable, or legally enforceable. Furthermore, although you indicate that the deferred costs meet the definition of an asset under CON 6 because they provide a future economic benefit to the company, it appears the costs could qualify as expenses under paragraphs 80-81 of CON 6. In regards to the specific nature of the costs, the efforts of your employees to design the appearance and school brand of the debit card, promote and communicate your services to the campus community, and training university personnel appear more representative of period expenses.

Response

Of the $1,852,000 the Company deferred in implementation costs during the year ended December 31, 2009, $1,692,000 was related to the Company’s refund management services. The remaining $160,000 of deferred costs related to the Company’s payment transaction services.

When a new higher education institutional client signs a contract with the Company for its refund management services, the Company is engaged to implement and launch the service for use by the client’s campus community. The Company’s implementation and deployment team comprises approximately 15 employees and is led by the Vice President of Implementation who reports to the Chief Service Officer. This group is responsible for working with each higher education institutional client to set up, install and configure the refund management service, including but not limited to providing the following essential services:

•	setting up, installing and configuring all of the technical specifications of the service;

•	project managing the initial implementation and campus launch;

•	customizing and designing a branded website for the Company’s higher education institutional clients;

H. Christopher Owings

Securities and Exchange Commission, p. 9

•

personalizing the cards distributed to each expected recipient of a disbursement through the refund management service, which permits such recipients to access the Company’s website and to activate their individualized profiles, to select their preferences for receiving refunds and, where applicable, to initiate the process of opening a OneAccount;

•	pre-launch training of client personnel, which is required to teach such personnel how to use the refund management system to initiate student disbursements; and

•	promoting and communicating the Company’s services to the client’s campus community.

All of these activities are essential to the implementation and deployment of the refund management service, except for promoting and communicating the Company’s services to potential customers. The communication and promotional services are estimated to be less than 2% of the total labor effort of the implementation.

Implementation and deployment typically takes approximately 8 to 12 weeks to complete, depending on the size of the higher education institutional client, from the beginning of the implementation until the launch of the service. After launch, responsibility for the higher education institutional client is transferred to the Company’s Relationship Management Department, and any technical issues, customer questions, further configuration or additional training are handled by a customer relationship manager or the Company’s customer support group. The costs of these activities are expensed as incurred. The Company only capitalizes the direct costs of implementation and deployment through the date of launch. The Company capitalizes the direct labor costs based on the hours each implementation and deployment team member spends on a new launch project, which the individual team members record each month. All of the costs capitalized are incurred subsequent to the execution of an enforceable client contract. The Company does not capitalize any pre-contract costs.

The Company capitalizes these costs by analogy to ASC 310-20, which allows costs to be capitalized to the extent they result directly from, and are essential to, the lending transaction. The Company believes that its deferred costs are directly related to the implementation and launch of its refund management service and, accordingly, may be capitalized pursuant to ASC 310-20.

The Company notes that Staff Accounting Bulletin Topic 13-A (3f), Question 3, which states that the Staff believes that the incremental direct costs incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue may be either expensed as incurred or accounted for in accordance with ASC 310-20 or ASC 605 -20. The Company has considered the alternative method of expensing these costs as incurred, but concluded that deferring the costs and recognizing them proportionately over the same period that the revenues are recognized best reflects the economics of these arrangements. The Company also noted that several of its competitors also defer similar implementation costs. The Company has disclosed the accounting policy chosen and has applied the policy consistently.

The Company believes these deferred costs meet the definition of an asset and are realizable because:

•	a specific contractual arrangement exists with each client generally for a term of 3 to 5 years and the contractual arrangement is legally enforceable;

H. Christopher Owings

Securities and Exchange Commission, p. 10

•	refund processing arrangements are generally exclusive and prohibit use of alternate vendors;

•	probable and objectively supportable revenues exist during the expected term of the contractual arrangement to support recovery of the amount of deferred costs; and

•

the Company’s contracts contain a provision permitting the Company to bill its implementation costs, up to certain limits, if there is a significant delay (usually 120 days) or failure to launch the service.

Based on the above, the Company believes its policies of deferring set-up and other direct costs of implementation and of amortizing such costs over the expected term of the contracts are supported by authoritative literature, are properly disclosed in the notes to its consolidated financial statements included in the Registration Statement and have been consistently applied by the Company.

Note 11. Repurchase of Shares, page F-26

16.	We have reviewed your response to comment 65 from our letter dated April 22, 2010. Please disclose net income or loss attributable to common shareholders on the face of your statements of operations. See SAB Topic 6B.

Response

The Company has revised the Statements of Operations on pages F-3 and F-37 to disclose net income (loss) attributable to common stockholders in accordance with SAB Topic 6B.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

17.	We note your response to comment 69 from our letter dated April 22, 2010. Please revise your filing to incorporate your response into the filing.

Response

The disclosure has been revised on page II-2 in accordance with the Staff’s comment.

H. Christopher Owings

Securities and Exchange Commission, p. 11

*        *        *         *        *

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

Enclosure

cc:	Andrew Blume
Robert W. Errett
John Fieldsend
Securities and Exchange Commission

Thomas Kavanaugh
Higher One Holdings, Inc.

Jay Clayton
Sullivan & Cromwell LLP